

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2014

<u>Via E-mail</u>
Kevin Boyle
Senior Vice President, General Counsel and Secretary
Alion Science and Technology Corporation
1750 Tysons Boulevard, Suite 1300
McLean, VA 22102

> **Re: Alion Science and Technology Corporation**
> **Registration Statement on Form S-1**
> **Filed February 13, 2014**
> **File No. 333-193932**

Dear Mr. Boyle:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please include updated interim financial statements for the period ended December 31, 2013. Please similarly update all financial information throughout your filing. See Rule 3-12(a) of Regulation S-X.

2. Please file all exhibits, including the legal opinions, the documents and agreements relating to the concurrent Refinancing Transactions, and the form of consent and letter of transmittal, with your next amendment or as soon as possible. Please understand that we will need adequate time to review these materials.

3. We note your disclosure on page 72 that securities of certain of your subsidiaries will be excluded from the collateral securing the Third-Lien Notes to the extent inclusion of such securities would require financial statements of such subsidiaries pursuant to Rule 3-16 of Regulation S-X. Please revise your disclosure so that potential holders of the Third-Lien

Senior Secured Notes may understand how the Rule 3-16 collateral limitation impacts their security interests. In particular, please disclose the following:

- that the collateral limitation applies to the capital stock of any subsidiary collateralizing the notes where the greater of the book value or the market value (fair value) of the subsidiary capital stock equals 20% or more of the current principal amount of the registered notes;

- the name of each subsidiary that has capital stock collateralizing the notes, separately identifying each subsidiary that as of the latest Balance Sheet date would be subject to the collateral limitation, based on its book or market value; and

- whether the pledged capital stock of the subsidiaries subject to the collateral limitation would constitute a material interest in the subsidiary if foreclosed upon.

Prospectus Cover Page

4. Please limit the prospectus cover page to one page. See Item 501(b) of Regulation S-K.

5. Please revise to include the guarantees that you are registering, as the guarantees constitute separate securities being registered on the registration statement.

6. We note that you are relying on Rule 3-10 of Regulation S-X. Please disclose, to the extent accurate, that the notes are fully and unconditionally guaranteed on a joint and several basis by each guarantor and that each guarantor subsidiary is 100% owned by Alion. Please also note the circumstances when a subsidiary may be released from the guarantee when disclosing that the guarantees are full and unconditional.

7. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

8. As currently represented, the Exchange Offer could be open for less than 20 full business days due to the 9:00 a.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Exchange Offer Consideration, page v

9. We note the disclosure on page vi that you will pay accrued and unpaid interest up to, but not including the Settlement Date, in cash, on Old Notes accepted for exchange. Please disclose

all information a holder of Old Notes would require in order to determine the amount of accrued and unpaid interest payable for each $1000 principal amount of Old Notes through the expiration date or at any time thereafter, assuming the offer was extended.

Table of Contents, page viii

About this Prospectus, page ix

10. We note your disclosure that the information in this prospectus may only be accurate on the date of this prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale. Note that information that is conveyed after the time of sale or contract of sale is not taken into account for purposes of section 12(a)(2) or 17(a)(2) of the Securities Act. Please delete or clarify this statement.

Questions and Answers about the Exchange Offer, the Consent Solicitation and the Unit Offering, page 1

What will I receive in the Exchange Offer if my Old Notes are accepted for exchange?, page 2

11. Please provide additional context for the tables you present on pages two and three, to help explain why the Warrants are exercisable for a lower number of shares of common stock if the Cash Option is fully exercised versus 50% subscribed. Please also clarify whether the tables assume that the Unit Offering is subscribed and to what extent. For example, does it assume that a sufficient number of Units necessary to generate $10,000,200 have also been issued in either or both events that the Cash Option is fully or 50% exercised? In either case, please clarify what impact the issuance of Units in the Unit Offering would have on the information in the tables.

If the Cash Option is oversubscribed and a portion of my Old Notes must be exchanged for the New Securities Option . . ., page 4

12. Please include a chart or a cross-reference to a chart that provides examples of the number of Third-Lien Notes that a noteholder electing the Cash Option will receive in the event the Cash Option is oversubscribed. Please also disclose that no more than $33.33 million in aggregate principal amount of Old Notes may elect the Cash Option before this option will be considered "oversubscribed."

Will I have any rights as a holder of Warrants in addition to the right to acquire shares of common stock?, page 5

13. We note that the Warrant Agent will act in a manner directed by the holders of Warrants representing a majority of your common stock to be received upon exercise of all unexercised warrants. Please disclose here, or in a separate Q&A as appropriate, that your

>   Supporting Noteholders, ASOF and Phoenix Investment Advisor LLC, will control the decisions of the Warrant Agent and will therefore exercise significant control, including the ability to designate two members of the Board of Directors.

What are the terms of the Warrants that I will receive in the Exchange Offer? Page 5

14. We note that holders electing the New Securities Option will receive warrants to purchase a number of shares of common stock that will not be determined until after the Expiration Date based on the principal amount of Old Notes exchanged in the Exchange Offer and the total principal amount of Old Notes exchange in the Exchange Offer and not repurchased for cash in the Cash Option. Notwithstanding the table on pages 2 and 3, please disclose the method pursuant to which the number of shares underlying the warrants is computed. Refer to Item 501 of Regulation S-K and paragraph 16 of Schedule A and Section 7 of the Securities Act.

Is the Exchange Offer and Consent Solicitation subject to any other conditions?, page 9

15. Please disclose here and elsewhere as appropriate that the Supporting Noteholders have the right to terminate the Support Agreement if the Refinancing Transactions have not closed on or before April 28, 2014, and that you are obligated to terminate the Exchange Offer if the Support Agreement is terminated.

What amount of Units can I purchase in the Unit Offering?, page 16

16. Please revise your disclosure to more clearly explain how you will adjust the amount of Units that can be purchased based on the Cash Option Funding Amount. For example, please explain why a person tendering 100,000 principal amount of Old Notes is eligible to purchase only three Units if the Cash Funding Option is $5,000,400. Please also explain if the amount of Units that may be purchased is determined on a linear basis when the Cash Option Funding Amount is more or less than $5,000,400.

Prospectus Summary, page 19

17. Please disclose in this section that your common stock is 100% owned by your ESOP Trust. Please also clearly state that there is no established public trading market for your common stock and the ESOP Trustee uses a valuation firm to determine the fair market value of your common stock. Please also clearly state that neither the securities offered in the exchange offer nor the units being offered pursuant to the registration statement will be listed on an exchange.

18. Please revise this section to provide a more balanced description of your business. As part of this discussion, please prominently disclose your history of continuing losses, that you expect to experience net losses in at least the next four years of operation (as disclosed on page 84), the liquidity needs you face, the total amount of your indebtedness, the recent downgrade of your credit rating by Moody's, and that your auditors have issued a going concern opinion.

Please also disclose that even if you are able to consummate the Refinancing Transactions, you will need to refinance the New Revolving Credit Facility, the New Secured Term Debt and the Third-Lien Notes at or prior to their maturity dates, as you discuss on page 82.

Recent Developments, page 25

Support Agreement, page 25

19. Please revise your disclosure to prominently discuss the particular conflicts of the Supporting Noteholders who have agreed to tender their notes in the exchange offer. For example, please discuss the Supporting Noteholders' control over extensions, amendments or waivers to conditions of the Exchange Offer and Consent Solicitation, the amount of fees they are receiving under the Supporting Agreement and in connection with the various agreements that are part of the Refinancing Transactions, the total percentage of the Third-Lien Notes (and, upon conversion, outstanding shares) that they will own following completion of the Exchange and Unit Offering, their control over the voting power held by the Warrant Agent, that they will be the sole lender under the New Second Term Loan Facility, and that they will control the election of two members of the board, who are expected to be Lawrence A. First and Daniel H. Clare, both of whom are affiliated with ASOF Investment II Investment LLC. Please include similar disclosure in the Summary of Warrants, the risk factors, and elsewhere throughout the prospectus as appropriate.

Refinancing Transactions, page 26

20. Please expand your disclosure here or in a separate section to provide more detailed background information regarding the decision to undertake the Refinancing Transactions as currently structured, as well as the role of the Supporting Noteholders in structuring the Refinancing Transactions. In your discussion, please address how you determined the exchange ratio for the Exchange Offer, particularly in light of the fact that bid prices for the Old Notes have generally been higher than the $600 offered pursuant to the Cash Option. Please also include a discussion of the negotiation of the material terms of the Support Agreement.

Summary of the Terms of the Unit Offering, page 37

ASOF Cash Funding, page 38

21. We note the disclosure that ASOF has agreed to purchase in a private placement "Units not purchased in the Unit Offering and additional Units" Please explain what is meant by this statement, including the difference in purchasing "Units not purchased in the Unit Offering" and "additional Units." Please also confirm that ASOF will not be participating in the registered offering of Units.

Use of Proceeds, page 39

22. Please advise how the $5,761,800 figure is calculated.

Summary of Warrants, page 44

Registration Rights, page 48

23. We note that you have agreed to file a shelf registration statement covering the issuance of the shares upon exercise of the Warrants and the resale of such shares by all holders. With respect to non-affiliates who will receive Warrants as part of the exchange offer or in connection with the registered offering of Units, please advise why you will need to file a registration statement for the resale of the shares issued upon exercise of the Warrants when these shares of common stock will be freely tradable (provided there is an effective and current registration statement covering the issuance of the shares).

Summary Historical Condensed Consolidated Financial Data, page 53

24. We note that your reconciliations of net loss to EBITDA on page 55 include reconciling items related to gains on asset sales and debt extinguishment gains. Please be advised that Question 103.01 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures indicates that EBITDA is defined as "earnings before interest, taxes, depreciation and amortization." Please revise the non-GAAP measure you present as EBITDA to only include adjustments for items contemplated by its acronym or revise the title of the non-GAAP measure you present to convey the additional adjustments.

25. Since you disclose Consolidated EBITDA because it is useful in evaluating your ability to meet debt covenants, please also disclose, or provide a cross-reference to your disclosure of, the amount of Consolidated EBITDA that is required by your debt covenant.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 56

26. Please enhance your disclosures related to the addition and elimination of interest expense in footnote (a) to show how you calculated interest expense for each new debt issuance as well as each historical interest expense amount. Please also disclose and discuss the potential impact of changes in the Cash Option percentage.

27. Please enhance your disclosures in footnotes (b) and (e) to show how you calculated each adjustment. Please also reconcile the amounts related to the existing secured notes and the old notes disclosed in footnotes (b) and (e) with the amounts related to the existing secured notes and the old notes presented in the pro forma financial statements.

28. Although the net losses on debt extinguishment are required to be disclosed and required to be included in the pro forma balance sheet, it is not clear to us why you have included them

in the pro forma statement of operations since they are non-recurring charges that would not be expected to have a continuing impact on your operations. Please clarify or revise. Also, please quantify and disclose any other non-recurring charges you expect to incur as a result of the transactions.

29. Please enhance your disclosures in footnote (c) to show how you calculated and arrived at each adjustment amount reflected in the cash and cash equivalents, old notes, third-lien notes, and new revolving credit facility line items.

Risk Factors, page 61

Risks Relating to our Indebtedness and Capital Structure, page 80

If we breach our covenants, including the financial covenants contained therein . . ., page 82

30. Please disclose that the sole lender under the New Second Lien Term Loan Facility will be ASOF, one of the Supporting Noteholders.

Risks Relating to Our Business and Operations, page 84

Our business could be negatively impacted by security threats, including cybersecurity threats . . ., page 90

31. We note your disclosure that an unauthorized party was able to gain access to your computer network "in a prior fiscal year." So that an investor is better able to understand the materiality of this cybersecurity incident, please revise your disclosure to identify when the cyber incident occurred and describe any material costs or consequences to you as a result of the incident. Please also further describe your cyber security insurance policy, including any material limits on coverage.

Our operating margins and operating results may suffer . . , page 94

If our fixed-price contract revenue were to decline in total or as a proportion of our total business . . ., page 94

Our subcontractors' failure to perform contractual obligations . . ., page 94

32. Please revise each of these risk factors to provide examples as to how each of these risks has materially impacted your operating results or financial condition in the past.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 103

Liquidity and Capital Resources, page 114

Impact of Refinancing Transactions, page 122

33. We note that you intend to enter into new term loan facilities and a new credit facility as part of the Refinancing Transactions. Please advise as to when you expect that you will enter into such agreements. To the extent known, please include a discussion of any material financial covenants that will be included in such agreements, including any particular required ratios/amounts as well as your actual ratios/amounts as of the most recent practicable date.

34. Please enhance your disclosures related to the impact of the refinancing transactions to address the following:

- Disclose your weighted average effective interest rate before and after the refinancing;

- Disclose the amount of variable interest rate debt you expected after the refinancing and discuss the additional risks associated with such debt, including the potential impact of changes in interest rates on future interest expense; and

- In light of your historical results and your expectations for continuing losses over the next four years, disclose and discuss the likelihood that you will have the ability to repay the refinanced debt.

Business, page 132

Backlog, page 139

35. Please disclose the amount of backlog not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Business Development and Promotional Activities, page 142

36. We note your statement that most of your research and development activities are focused on customer-funded projects. While you disclose that costs for internal research and development activities are not material to your financial statements, please clarify whether costs for customer-sponsored research activities are material. If so, please disclose the estimated dollar amount spent during each of the last three fiscal years. See Item 101(c)(1)(x) of Regulation S-K.

Executive Compensation, page 156

Compensation Discussion and Analysis, page 156

Base Salary, page 157

37. We note that total compensation levels are set within a range determined by a review of peer companies. Please disclose the range used to determine total compensation and where actual payments fell within this range. To the extent actual compensation was outside the targeted range, please explain why. See Item 402(b)(1)(v) and (b)(2)(xiv) of Regulation S-K.

Annual Bonus, page 158

38. We note your disclosure that annual bonus awards may be paid following the end of each year and are generally based on specific goals and objectives set by the compensation committee. Please clearly state whether annual bonuses were paid in 2013, and, if so, whether the amount paid is the amount listed under "Non-Equity Incentive Plan Awards" in the Summary Compensation Table. Please also revise your disclosure to disclose the specific goals and objectives set for each of the named and executive officers, the payouts associated with meeting such objectives, the actual results achieved and how you evaluated the results to reach the actual payout. See Item 402(b) of Regulation S-K.

Summary Compensation Table, page 163

39. We note your disclosure that amounts reported for Long-Term Incentive Plan awards represent "initial target values of current year grants." It appears that the amount reported in this column reflects the 2013 LTIP awards made in 2013 which will not vest until 2016. Please note that the dollar value of all earnings for services performed during the fiscal year pursuant to awards under non-equity incentive plan should be reported during the year in which the relevant performance measure is satisfied. See Item 402(c)(2)(vii) of Regulation S-K. Accordingly, it appears that the amount paid in 2013 pursuant to the 2010 LTIP grants should be reported in this column. Please revise the Summary Compensation Table or tell us why you believe the compensation has been properly reported.

Summary of Prior Year LTIP Award Agreements, page 164

40. We note that the 2010 LTIP grants that vested in 2013 were based on "various performance goals" that were measured at the end of the three-year period. Item 402(b) of Regulation S-K requires that you disclose all previously established goals and discuss how you derived actual awards based on achievement or non-achievement of the applicable performance objectives. Please revise to provide such disclosure.

Grants of Plan-Based Awards, page 165

41. We note that named executive officers received both long-term incentive plan awards and non-equity incentive plan awards in 2013. Please include the required disclosure for both of these awards in the Grants of Plan-Based Awards Table. See Item 402(d) of Regulation S-K.

General Terms of the Exchange Offer and Consent Solicitation, page 174

Extension, Termination or Amendment, page 176

42. We note your statement that if you consider an amendment to the Exchange Offer to be material, or if you waive a material condition, you may extend the Exchange Offer to the extent required by applicable law. Please revise to indicate that, in the event of a material change in the offer, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Proposed Amendments, page 178

43. Please briefly discuss the impact that the deletion of the covenants and the amendments to the Old Notes Indenture will have on noteholders who do not tender their notes in the Exchange Offer.

Market Price of Our Common Stock, page 173

44. We note that the ESOP Trustee used a third-party valuation firm to determine the fair market value share price of your common stock. Please tell us what consideration you gave to the applicability of Securities Act Rule 436. Please also refer to Question 233.02 of the Compliance and Disclosure Interpretations for Securities Act Rules.

Conditions of the Exchange Offer and the Consent Solicitation, page 188

45. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. So that we may better understand the dates on which the conditions listed in the fifth through tenth bullet points on page 188 can be satisfied, please either disclose in your next amendment estimated dates for the Early Tender Date, Withdrawal Deadline, Expiration Date and Settlement Date, or provide us the relative time frames in your response letter.

46. Refer to our preceding comment and the first and fourth paragraphs on page 199. Disclosure on page 199 indicates that the Unit Offering will expire on the Early Tender Date, but the Company will only issue Units in the Unit Offering if holders of Old Notes tender into the Exchange Offer and elect the Cash Option. Please explain the chronology of these events given the Exchange Offer condition described in the ninth bullet point on page 188.

47. Refer to the first bullet point on page 189. Please clarify what is meant by the term "threatened" action and how it may be objectively determinable.

48. Disclosure in the third paragraph following the bullet points on page 189 indicates that the conditions are for the Company's benefit and the Company may assert or waive all conditions other than the receipt of the Requisite Consents, including any action or inaction on the Company's part. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the implication that the conditions may be triggered at the election of the offeror.

Description of the Support Agreement, page 191

49. Please provide an analysis as to why the Company believes it can rely on Question and Answer 139.29 of the Division of Corporation Finance's Securities Act Sections Compliance and Disclosure Interpretations. Please include in such response a discussion of the accredited investor status of each of the holders, including the private funds and accounts managed by Phoenix Investment Adviser, LLC. Also discuss the additional consideration described on page 192 that the Supporting Noteholders will be receiving.

Description of Other Indebtedness, page 202

Description of Third-Lien Notes, page 216

Description of Warrants, page 310

Description of Series A Preferred Stock, page 325

Description of Stockholders' Agreement, page 333

50. Please remove the statement in each of these sections that the summary is not complete, as a summary by nature is not intended to be complete and this statement may suggest that you have not included all material terms in the disclosure. Please also delete the statement in the Description of Third-Lien Notes that the summary is qualified by reference to the Trust and Indenture Act.

Material U.S. Federal Income Tax Consequences, page 338

51. We note that the disclosure in this section constitutes the opinion of your tax counsel. As counsel appears to be providing a short-form opinion with respect to the material U.S. federal income tax consequences of the transactions, please revise your prospectus disclosure to set forth counsel's opinion as to such matters. As currently drafted, we note disclosure such as "we believe . . . the exchange of the Old Notes for the New Securities should be a tax-free exchange" and "assuming the exchange . . . qualifies as a tax-free exchange." Similarly, we

note language relating to ownership of the warrants and the Unit Offering stating, for example, the receipt of the warrants "should not be taxable." Please revise the disclosure throughout this section to clearly set forth the opinion of counsel as to each identified tax item and set forth the basis for the opinion. To the extent counsel is unable to opine on a material tax consequence, please provide the reason for the inability to opine on the material tax consequence and discuss possible alternatives and risks to investors of that tax consequence. See Staff Legal Bulletin No. 19 (October 14, 2011). Please similarly revise your disclosure throughout the prospectus where you discuss the material tax consequences of the transactions, including throughout the risk factor section where you note that you "believe" that the exchange and related transactions should not be taxable and that the tax consequences of the various transactions are "unclear."

Financial Statements, page F-1

Note 6 – Redeemable Common Stock, page F-14

52. Please clarify the reasons for and potential impact of the delay in the semi-annual valuation of your common stock and disclose when the delayed valuation will be completed. Please also quantify and disclose any expected distributions to be paid over the next five years.

Note 9 – Goodwill, page F-16

53. Please clarify the reasons for and impact of not allocating liabilities to your reporting units. Please also clarify your disclosure that you do not track cash flows by reporting unit with your disclosure that you perform a discounted cash flow analysis to determine the fair value of your reporting units.

Signatures

54. Please file consents for each of your proposed directors, Lawrence A. First and Daniel H. Clare, as required by Securities Act Rule 438.

55. For each co-registrant, please have the principal executive officer, principal financial officer, controller or principal accounting officer, and at least a majority of the board of directors sign the registration statement. See Instruction 1 to Signatures on Form S-1.

Form 10-K for the Fiscal Year Ended September 30, 2013

56. Please comply with the comments above, to the extent applicable, in your future Exchange Act reports.

Form 10-Q for the Quarter Ended December 31, 2013

Item 1. Financial Statements, page 1

Note 20 – Guarantor/Non-guarantor Unaudited Condensed Consolidated Financial Information, page 25

57. You disclose that certain of your wholly-owned domestic subsidiaries have jointly, severally, fully and unconditionally guaranteed both the Secured Notes and the Unsecured Notes. Please confirm, and revise your disclosure in future filings to clarify, if true, that the subsidiary guarantors are "100% owned" as defined by Rule 3-10(h)(1) of Regulation S-X. Please note that "wholly-owned," as defined in Rule 1-02(aa) of Regulation S-X, is not the same as "100% owned."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Anne McConnell, Staff Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Laurie Green (*via E-mail*)
        David Cole (*via E-mail*)
        Holland & Knight